Allstate Life Insurance Company

Supplement dated February 18, 2021
to the Prospectuses, dated May 1, 2020, for

Allstate® Choice Plus Annuity
Allstate® ChoiceRate Annuity
Custom Annuity
Custom Plus Annuity
Scheduled Annuity Manager
Allstate RightFit® Annuity

This supplement amends certain disclosure contained in the above-referenced prospectus information for certain annuities issued by Allstate Life Insurance Company ("Contract").

On January 26, 2021, The Allstate Corporation announced it had entered into an agreement to sell Allstate Life Insurance Company, including Allstate Distributors, LLC, to Antelope US Holdings Company, a Delaware corporation, an affiliate of an investment fund associated with The Blackstone Group Inc. (the “Transaction”). The Transaction is expected to close in the second half of 2021, subject to regulatory approvals and other customary closing conditions.

The terms and provisions of your Contract will not be changed by the Transaction, and Allstate Life Insurance Company will continue to honor all of its obligations under your Contract. The Transaction will not change the fact that Allstate Life Insurance Company is the named insurer under your Contract.

If you have any questions about this supplement, please contact our customer service center at 1-800-632-3492 or your registered representative.